UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	November 16, 2018	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR OCTOBER 2018

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I. OPERATING DATA

	Estimated amount completed in October	Actual amount completed in October	Year- on-year	Total estimated amount completed in January to October	Total actual amount completed in January to October	Year- on-year
	2018	2017	increase	2018	2017	increase
Passenger Transportation Data ASK (available seat- kilometres) (millions)	21,090.96	19,616.58	7.52%	202,592.35	187,942.72	7.79%
— Domestic routes	13,327.13	12,199.58	9.24%	126,870.89	116,979.49	8.46%
— International routes	7,203.09	6,901.19	4.37%	70,390.46	66,021.89	6.62%
— Regional routes	560.74	515.82	8.71%	5,331.00	4,941.34	7.89%

RPK (revenue passenger- kilometres) (millions)	17,256.71	15,708.64	9.85%	167,659.36	152,762.98	9.75%
— Domestic routes	11,277.56	10,124.92	11.38%	106,980.40	97,301.27	9.95%
— International routes	5,526.87	5,167.58	6.95%	56,264.56	51,511.97	9.23%
— Regional routes	452.28	416.14	8.68%	4,414.40	3,949.75	11.76%

					Total estimated	Total actual
	Estimated amount completed in	Actual amount completed in	Year-		amount completed in January to	amount completed in January to	Year-
	October	October	on-year		October	October	on-year
	2018	2017	increase		2018	2017	increase
Number of passengers carried (thousands)	10,584.00	9,633.53	9.87%		101,148.14	92,286.87	9.60%
— Domestic routes	8,949.56	8,110.72	10.34%		84,469.64	77,088.37	9.58%
— International routes	1,303.68	1,216.92	7.13%		13,461.51	12,283.08	9.59%
— Regional routes	330.76	305.89	8.13%		3,216.99	2,915.42	10.34%

Passenger load factor (%)	81.82	80.08	1.74p	ts	82.76	81.28	1.48p	ts
— Domestic routes	84.62	82.99	1.63p	ts	84.32	83.18	1.14p	ts
— International routes	76.73	74.88	1.85p	ts	79.93	78.02	1.91p	ts
— Regional routes	80.66	80.68	-0.02p	ts	82.81	79.93	2.87p	ts

Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	697.18	606.52	14.95%		6,602.21	5,572.11	18.49%
— Domestic routes	241.36	194.34	24.19%		2,260.42	1,834.66	23.21%
— International routes	437.78	396.71	10.35%		4,178.45	3,592.26	16.32%
— Regional routes	18.04	15.47	16.62%		163.34	145.19	12.50%

RFTK (revenue freight tonne — kilometres) (millions)	234.83	230.41	1.92%		2,127.66	1,994.80	6.66%
— Domestic routes	75.82	78.02	-2.82%		712.88	724.83	-1.65%
— International routes	155.50	148.76	4.53%		1,384.98	1,240.25	11.67%
— Regional routes	3.51	3.63	-3.23%		29.80	29.72	0.27%

Weight of freight carried (million kg)	80.87	80.58	0.37%		746.20	722.41	3.29%
— Domestic routes	55.58	56.77	-2.08%		521.59	521.10	0.09%
— International routes	22.25	20.77	7.10%		199.01	176.11	13.00%
— Regional routes	3.04	3.03	0.10%		25.60	25.20	1.57%

Freight load factor (%)	33.68	37.99	-4.31p	ts	32.23	35.80	-3.57p	ts
— Domestic routes	31.41	40.14	-8.73p	ts	31.54	39.51	-7.97p	ts
— International routes	35.52	37.50	-1.98p	ts	33.15	34.53	-1.38p	ts
— Regional routes	19.48	23.47	-4.00p	ts	18.25	20.47	-2.22p	ts

					Total estimated	Total actual
	Estimated amount completed in	Actual amount completed in	Year-		amount completed in January to	amount completed in January to	Year-
	October	October	on-year		October	October	on-year
	2018	2017	increase		2018	2017	increase
Consolidated Data ATK (available tonne- kilometres) (millions)	2,595.36	2,372.01	9.42%		24,835.52	22,486.96	10.44%
— Domestic routes	1,440.80	1,292.31	11.49%		13,678.80	12,362.82	10.64%
— International routes	1,086.05	1,017.81	6.70%		10,513.59	9,534.23	10.27%
— Regional routes	68.51	61.89	10.68%		643.13	589.91	9.02%

RTK (revenue tonne- kilometres) (millions)	1,765.99	1,623.70	8.76%		16,886.68	15,476.74	9.11%
— Domestic routes	1,075.89	975.42	10.30%		10,139.77	9,320.26	8.79%
— International routes	646.55	607.77	6.38%		6,329.18	5,778.69	9.53%
— Regional routes	43.54	40.50	7.51%		417.73	377.79	10.57%

Overall load factor (%)	68.04	68.45	-0.41p	ts	67.99	68.83	-0.83p	ts
— Domestic routes	74.67	75.48	-0.81p	ts	74.13	75.39	-1.26p	ts
— International routes	59.53	59.71	-0.18p	ts	60.20	60.61	-0.41p	ts
— Regional routes	63.56	65.44	-1.88p	ts	64.95	64.04	0.91p	ts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

II. FLEET STRUCTURE

In October 2018, the Company introduced seven aircraft (one B787-9, three B737-800 and three A320NEO) and retired one aircraft (one A330-300). As at the end of October 2018, details of the fleet structure of aircraft of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	26	50	7	83
1	B777-300ER	9	11	0	20
2	B767	1	0	0	1
3	A330-200	15	15	0	30
4	A330-300	1	20	7	28
5	B787-9	0	4	0	4

	Narrow-body passenger aircraft	200	210	175	585
6	B737-700	33	12	10	55
7	B737-800	45	71	97	213
8	B737-8MAX	0	11	0	11
9	A319	13	20	2	35
10	A320	66	48	66	180
11	A320neo	0	14	0	14
12	A321	43	34	0	77

	Total	226	260	182	668

Note:	The 12 business aircraft held under trust of the Company were not included in the fleet.

III. BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, passenger transportation capacity (measured by available seat- kilometres) of the Company in October 2018 increased by 7.52% year-on-year, passenger traffic volume (measured by revenue passenger-kilometres) increased by 9.85% year-on-year, and passenger load factor increased by 1.74 percentage points to 81.82% year-on-year.

The freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and the business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in October 2018 increased by 0.37% year-on-year.

In October 2018, the Company launched new routes such as Beijing — Shenzhen, Qionghai — Wuyishan — Jinan, Harbin — Hefei — Nanning, Harbin — Xi’an — Shantou and Hohhot — Nanjing — Zhuhai.

IV. RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
15 November 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non- executive Director) and Yuan Jun (Employee Representative Director).